PTS, INC.
             (formerly Elast Technologies Inc.)
                     3220 WESTLEIGH AVE.
                   LAS VEGAS, NEVADA 89102
                       (702) 878-3388


March 6, 2003

VIA EDGAR AND FACSIMILE (202) 942-9585
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Jeffrey Cohan

      Re: PTS, Inc. (formerly known as Elast Technologies Inc.)
          Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-58850

To Whom It May Concern:

PTS, Inc. (formerly Elast Technologies Inc.) (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2, initially filed with the Commission on April 13, 2001 (File No. 333-58850). This application for withdrawal is made on the grounds that no securities were sold in connection with the offering.

Please provide the Registrant's counsel, Chapman & Flanagan, Ltd., 777 N. Rainbow Blvd., Suite 390, Las Vegas, Nevada 89107, facsimile (702) 650-5667, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact the undersigned.

Sincerely,

/s/
Peter Chin
President, CEO